Exhibit 99.1

BLOOMZ INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BLOOMZ INC.
CONSOLIDATED BALANCE SHEETS
As of March 31,2024 (unaudited) and September 30, 2023
(Yen in thousands, except share data)

	March 31,	September 30,
	2024	2023
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	¥29,070	¥59,955
Accounts receivable, net	35,024	14,487
Other receivables	—	9,573
Related party receivables	—	3,214
Prepaid expenses	360	478
Income tax receivable	—	2,338
Deferred costs	45,936	27,628
Deferred offering costs	213,244	171,893
Other current assets	7,995	1,089
Total Current Assets	331,629	290,655
Non-current Assets:
Right-of-Use assets	1,174	2,774
Property and equipment, net	460	559
Intangible assets, net	95,199	20,185
Other assets	147	146
Total Assets	¥428,609	¥314,319

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	¥30,013	¥28,396
Other payable	6,471	6,640
Related party payables	16,499	49
Deferred revenue	121,267	33,839
Current portion of lease liabilities	1,174	2,774
Current portion of long-term debt	2,040	2,040
Short-term loan payable - related party	30,000	—
Total Current Liabilities	207,464	73,738
Non-current Liabilities:
Long-term debt	10,710	11,730
Total Liabilities	218,174	85,468
SHAREHOLDERS’ EQUITY:
Share capital	—	—
Ordinary shares, $0.00000002 par value – 2,500,000,000,000 shares authorized and 11,185,000 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively*
Additional paid-in capital	245,340	245,340
Accumulated deficit	(34,905)	(16,489)
Total shareholders' Equity	210,435	228,851
Total Liabilities & Stockholders' Equity	¥428,609	¥314,319

*	The number of shares presented above is adjusted retrospectively to reflect the reorganization described in Note 1 of the accompanying notes and the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Six Months Ended March 31, 2024 and 2023
(Yen in thousands, except share and per share data)

	Six Months Ended March 31,
	2024	2023
Revenue:
Revenue	¥112,726	¥49,990
Revenue - Investment Distribution	6,604	1,281
Revenue - related party	3,047	10,858
Total Revenue	122,377	62,129
Costs and Expenses:
Cost of revenue	66,446	44,034
Cost of revenue - related party	15,404	3,088
Selling, General and Administrative Expenses	52,215	19,662
Selling, General and Administrative Expenses - related party	59	-
Depreciation and amortization	6,635	3,882
Total Costs and Expenses	140,759	70,666
Operating Loss	(18,382)	(8,537)
Other income	58	80
Interest expenses	(91)	(683)
Interest expenses - related party	(1)	-
Loss before income taxes	(18,416)	(9,140)
Income taxes	-	-
Net Loss	¥(18,416)	¥(9,140)
Net loss per share attributable to common stockholders, basic and diluted	¥(1.65)	¥(1.44)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	11,185,000	6,355,000

*	Giving retroactive effect to the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)
For the Six Months Ended March 31, 2024 and 2023
(Yen in thousands, except share data)

					Total
	Share Class		Additional		Shareholders’
	Ordinary Shares		Paid-In	Accumulated	Equity
	Shares*	Amount	Capital	Deficit	(Deficit)
Balance, September 30, 2022	4,500,000	¥—	¥11,740	¥(693)	¥11,047
Net loss	—	—	—	(9,140)	(9,140)
Cash issuance of shares	3,350,000	—	33,500	—	33,500
Balance, March 31, 2023	7,850,000	¥—	¥45,240	¥(9,833)	¥35,407

					Total
	Share Class		Additional		Shareholders’
	Ordinary Shares		Paid-In	Accumulated	Equity
	Shares*	Amount	Capital	Deficit	(Deficit)
Balance, September 30, 2023	11,185,000	¥—	¥245,340	¥(16,489)	¥228,851
Net loss	—	—	—	(18,416)	(18,416)
Balance, March 31, 2024	11,185,000	¥—	¥245,340	¥(34,905)	¥210,435

*	Giving retroactive effect to the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended March 31, 2024 and 2023
(Yen in thousands)

	Six Month Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	¥(18,416)	¥(9,140)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,635	3,882
Interest expense	—	647
Interest income	—	(80)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(7,751)	(7,827)
Prepaid expenses and other current assets	(4,450)	(1,855)
Deferred costs	(18,308)	871
Accounts payable and accrued expenses	17,898	(2,943)
Other current liabilities	87,428	25,181
Net cash provided by operating activities	63,036	8,736
Cash flows from investing activities:
Purchase of intangible assets – participation rights	(79,950)	—
Payment for short-term loan receivable	—	(35,640)
Net cash used in investing activities	(79,950)	(35,640)
Cash flows from financing activities
Repayments of long term debt	(1,020)	(1,020)
Repayment of lease liabilities	(1,600)	(1,610)
Payment of deferred offering costs	(41,351)	(44,581)
Proceeds from a loan from related party	30,000	200,000
Proceeds from cash issuance of shares	—	33,500
Net cash (used in)/provided by financing activities	(13,971)	186,289
Net (decrease)/increase in cash and cash equivalents	(30,885)	159,385
Cash and cash equivalents at beginning of period	59,955	65,480
Cash and cash equivalents at end of period	¥29,070	¥224,865

Supplemental disclosures of cash flow information:
Cash paid for interest	92	36
Cash paid for income taxes	—	6,510

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BLOOMZ INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
For the Six Months Ended March 31, 2024 and 2023

1. Nature of Operations

BloomZ Inc. (“the Company”) was incorporated on April 14, 2023 to act as the holding company of Kabushiki Kaisha BloomZ, which is a limited liability company organized under the laws of Japan and an operating entity in Japan (“BloomZ Japan”). BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since BloomZ Japan’s inception in 2017, it has been devoting itself to providing audio production services as well as voice acting educational services to Japanese youths who wish to become professional voice actors.

At incorporation, the Company issued 5,000 Ordinary Share with a par value of $0.00000002 per share. On April 24, 2023, as part of its reorganization, the Company entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 1,570 shares of BloomZ Japan’s ordinary shares from its shareholders in exchange for the Company’s 7,845,000 Ordinary Shares. After the share exchange, BloomZ Japan became a wholly owned subsidiary of the Company.

The reorganization involves entities under common control. Under the guidance in ASC 805-50, for transactions between entities under common control, the assets, liabilities, and results of operations are recognized at their carrying amounts on the date of the share exchange agreement, which required retrospective combination of BloomZ Japan and BloomZ Inc. The Company’s consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods presented rather than from the incorporation. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share. This presentation reflects the economic substance of the companies, which were under common control throughout the relevant period as a single economic enterprise although legal parent-subsidiary relationships were not established.

On December 11, 2023, the Company’s shareholders approved a sub-division of the Company’s authorized and issued Ordinary Shares at a ratio of 1:5,000, which became effective on December 11, 2023. As a result of the sub-division, the authorized share capital of the Company became US$50,000 divided into 2,500,000,000,000 shares of a par value of US$0.00000002 each, of which 11,185,000 Ordinary Shares were issued and outstanding after the sub-division.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company primarily operates. The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going concern

The Company had a loss of ¥18,416 thousand and ¥9,140 thousand for the six months ended March 31, 2024 and 2023, respectively. The operating losses had resulted in an accumulated deficit of ¥34,905 thousand and ¥16,489 thousand as of March 31, 2024 and September 30, 2023, respectively.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Ordinary Shares, through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing, and there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment and intangible assets, the impairment of long-lived assets and deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews consolidated financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As of March 31, 2024 and September 30, 2023 and for the six months ended March 31, 2024 and 2023, there was no revenue or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the six months ended March 31, 2024 and 2023, there were three customers who accounted for more than 10% of the Company’s total revenue. As of March 31, 2024 and September 30, 2023, there was one customer who accounted for more than 10% of the Company’s total account receivable.

For the six months ended March 31, 2024 and 2023, there were two vendors and there was one vendor who accounted for more than 10% of the Company’s total purchase, respectively. As of March 31, 2024 and September 30, 2023, there was one vendor and there were two vendors who accounted for more than 10% of the Company’s total accounts payable, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of three months or less to be cash equivalents.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for credit losses, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Accounts receivable are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral.

The estimate for the allowance for credit losses is based on the Company’s historical loss data and the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded ¥717 thousand and ¥17 thousand as the allowance for credit loss as of March 31, 2024 and September 30, 2023, respectively. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not record the bad debt expenses for the six months ended March 31, 2024 and 2023.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is probably of successful completion until such financing is consummated. After the consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Consolidated Statements of Operations in the period of determination.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets. The estimated useful lives are four years for computers and three years for furniture and fixtures. Repair and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets with finite lives primarily consist of joint investments used to participate in future productions of anime. During the six months ended March 31, 2024 and 2023, the Company acquired 65% right in one project and 1% right in one project, respectively. The total project value was determined based on the estimated total production costs of the projects for voice recording and animation. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, which is generally two years.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

Leases are principally comprised of operating leases for office space and equipment. The Company determines that a contract contains a lease if they obtain substantially all of the economic benefits of, and the right to direct the use of, an asset identified in the contract. For leases with terms greater than 12 months, the Company records a right-of-use asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, if readily determinable, or our collateralized incremental borrowing rate. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

Lease expenses and income for the Company’s operating leases are recognized on a straight-line basis over the lease term, with the exception of variable lease costs, which are expensed as incurred.

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the company at the fiscal year end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gains (losses). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

During the six months ended March 31, 2024 and 2023, there were no assets or liabilities or income or expenses denominated in currencies other than the Company’s functional currency.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the consolidated financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and the talent management business, the internet business, the workshop business, and investment distribution. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and noncancelable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the six months ended March 31, 2024 and 2023 and concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers.

Since the fiscal year ended September 30, 2023, the Company has been generating revenue from sales of novel games as part of its Internet business. The Company evaluated the relationships with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Audio production and talent management business:

Revenue from audio production and talent management business is recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The transaction price is generally fixed at contract inception. However, the transaction price may change when the actual amount of work performed by the voice actor differs from what was originally agreed due to retake and extra word count. The Company and the voice actor or voice actor’s management company negotiate and agree on the price.

VTuber Management (Internet) business:

Revenue from the internet business is primarily comprised of advertising revenue from voice actors’ real-time live streaming on various online platforms. Internet business revenue is recognized when advertisements are displayed on digital platforms. Revenue from the internet business also consists of sales of goods and merchandise featuring the virtual characters of voice actors. Revenue from sales of goods and merchandise is recognized upon delivery or when goods or merchandise is downloaded by the customer.

The transaction price for internet business is determined based on an agreed upon contractual rate applied to the number of advertisements displayed during live streamlining in the month. For sales of goods and merchandise, transaction price is generally fixed and presented on the digital platforms.

Voice Actor (Workshop) business:

Revenue from the workshop business is primarily comprised of fees received for lessons and workshops conducted by the Company. Workshop business revenue is recognized over the duration of the lessons or workshops as the Company satisfies its performance obligation by conducting lessons or workshops.

The transaction price is generally fixed at contract inception for a specified number of lessons and duration.

Investment Distribution

Revenue from investment distribution is primarily comprised of distributions the Company receives from its investments to participate in the production of anime. Each month or quarter, the production management company calculates the distribution amount based on the earnings during the period and sends a notification letter to all participating companies. Investment distribution revenue is recognized when the amount of distribution is declared by the production company.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled for transferring goods and services to the customer.

Payments from customers are sometimes made in advance before satisfaction of the performance obligations. When payments are not due in advance, they are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Yen in Thousands
	For the six months ended March 31,
	2024	2023
Audio production and talent management business	¥54,650	¥39,227
Internet business	59,083	19,073
Workshop business	2,040	2,548
Distributions from investments	6,604	1,281
Total	¥122,377	¥62,129

Contract Balances

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue is recorded. Deferred revenue classified as current on the Consolidated Balance Sheets are expected to be recognized as revenue within one year.

Changes in deferred revenue were as follows:

	Yen in Thousands
	For the six months ended March 31,	For the year ended September 30,
	2024	2023
Balance, beginning of period	¥33,839	¥6,341
Revenue earned	(28,864)	(3,617)
Deferral of revenue	116,292	31,115
Balance, end of period	¥121,267	¥33,839

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.

As of March 31, 2024 and September 30, 2023, deferred revenue primarily represented the Company’s remaining performance obligations related to prepaid consideration for voice production and workshop businesses.

Deferred Costs

The Company capitalizes certain costs to fulfill a contract related to its projects if they are identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered under ASC Topic 926-20 Entertainment — Films — Other Assets — Film Costs. Amortization of deferred contract fulfillment costs is included within cost of revenue in the Consolidated Statements of Operations.

Deferred contract costs are amortized to be consistent with the timing of transfer to the customer of the goods or services to which the costs relate, either at a point in time or over time in proportion to the amount of the related goods and services transferred to the customer. The Company periodically reviews these capitalized contract costs to determine whether changes in events or circumstances have occurred that could impact the period of benefit of these assets. There were no impairment losses recorded for the periods presented.

Changes in deferred contact costs were as follows:

	Yen in thousands
	For the six months ended March 31, 2024
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥27,628	¥40,429	¥(22,121)	¥45,936

	Yen in thousands
	For the six months ended September 30, 2023
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥7,871	¥27,628	¥(7,871)	¥27,628

Cost of Revenue

Cost of revenue is comprised of outsourcing expenses which was paid for the Company’s vendors. The Company’s vendors are generally voice actors’ productions or voice actors and outsourcing expenses paid were for the services provided by voice actors.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

Adoption of Recently Issued Financial Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instrument. This standard is intended to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope, such as trade receivables. The amendment is effective for fiscal years beginning after December 15, 2022. The Company adopted the update effective October 1, 2023 and the adoption of the standard did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12—Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. This standard removes certain exceptions for investments, intra-period allocations and interim tax calculations and adds guidance to reduce complexity in accounting for income taxes. The amendment is effective for fiscal years beginning after December 15, 2021. The Company adopted this new accounting guidance effective October 1, 2023, but the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities and for fiscal years beginning after December 15, 2025 for all other entities. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statement

3. Property and Equipment, Net

As of March 31, 2024 and September 30, 2023, property and equipment, net consisted of the following:

	Yen in thousands
	As of March 31,	As of September 30,
	2024	2023
Computers	¥366	¥366
Furniture and fixtures	319	319
Total property and equipment	685	685
Less: Accumulated depreciation	(225)	(126)
Total property and equipment, net	¥460	¥559

The Company recognized depreciation expenses on property and equipment of ¥99 thousand and ¥46 thousand for the six months ended March 31, 2024 and 2023, respectively.

4. Intangible Assets, Net

As of March 31, 2024 and September 30, 2023, intangible assets consisted of the following:

	Yen in thousands
	As of March 31,	As of September 30,
	2024	2023
Participation Right	¥108,686	¥28,736
Total intangible assets	108,686	28,736
Less: Accumulated Amortization	(13,487)	(8,551)
Total intangible assets	¥95,199	¥20,185

The Company recognized amortization expenses on intangible assets of ¥4,937 thousand and ¥2,227 thousand for the six months ended March 31, 2024 and 2023, respectively.

5. Leases

The Company has the following operating leases for office space and equipment. Lease costs are generally fixed, with certain contracts containing variable payments for non-lease costs based on usage and escalations in the lessors’ annual costs.

Lease Period
Printer	March 26, 2018 to March 25, 2024
Office (Ichigaya)	September 17, 2022 to September 30, 2024
Office (Akasaka)	October 1, 2022 to June 30, 2024

As of March 31, 2024 and September 30, 2023, the following amounts were recorded on the Consolidated Balance Sheets relating to the Company’s operating leases.

	Yen in thousands
	As of March 31,	As of September 30,
	2024	2023
Right-of-Use Assets
Operating lease assets	¥1,174	¥2,774
Lease Liabilities
Operating lease liabilities - Current	¥(1,174)	¥(2,774)

Supplemental balance sheet information related to leases consisted of the following:

	As of March 31,	As of September 30,
	2024	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.4	0.9
Weighted average discount rate	0.05%	0.05%

Future minimum lease payments under non-cancelable leases as of March 31, 2024 were as follows (in thousand yen):

2024	¥1,174
Total lease payments	1,174
Less amounts representing interest	-
Present value of lease payments	1,174
Less: current portion	(1,174)
Non-current lease liabilities	¥—

6. Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1:	Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2:	Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:	Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, other receivable, prepaid expense, income tax receivable, deferred costs, deferred offering costs, other current assets, accounts payable, other payable, deferred revenue, and short-term loan approximate their fair value due to their short-term nature.

There were no assets or liabilities measured at fair value on “recurring” basis as of March 31, 2024 and September 30, 2023. Since there is no material difference between the market interest rate and the contract rate, the carrying value of the Company’s debt approximates its fair value as of March 31, 2024 and 2023.

7. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of March 31, 2024 and September 30, 2023.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of March 31, 2024 and September 30, 2023.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties. To date, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

8. Debt

The Company’s borrowings, including short-term and long-term portions, consisted of the following:

			Yen in thousands
	Interest		As of March 31,	As of September 30,
	Rate	Maturity	2024	2023
Term loan with Japan Finance Corporation	1.36%	30-Jun-29	¥12,750	¥13,770
Total long-term debt			12,750	13,770
Current portion of long-term debt, net of debt issuance costs			(2,040)	(2,040)
Long-term debt, excluding current portion, net of debt issuance costs			¥10,710	¥11,730

The term loan agreement does not contain any financial covenants.

Contractual maturities of long-term debt as of March 31, 2024 are as follows (in thousand yen):

2024	¥2,040
2025	2,040
2026	2,040
2027	2,040
2028	2,040
Thereafter	2,550
Total	¥12,750

9. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Yen in thousands
	For the six months ended March 31,
	2024	2023
Basic and Diluted Net Loss Per Common Share:
Net loss attributable	¥(18,416)	¥(9,140)
Weighted average common shares outstanding	11,185,000	6,355,000
Basic and diluted net loss per common share	¥(1.65)	¥(1.44)

10. Shareholders’ Equity

Ordinary Shares

As of March 31, 2024, the Company had authorized 2,500,000,000 Ordinary Shares. Each holder of Ordinary Shares shall be entitled to one vote for each Ordinary Share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors. The total number of Ordinary Shares issued and outstanding as of March 31, 2024 was 11,185,000.

11. Related Party Transactions

The Company had the following related party transactions as of March 31, 2024 and September 30, 2023 and for the six months ended March 31, 2024 and 2023:

		Yen in thousands
		As of March 31,	As of September 30,
		2024	2023
Accounts Receivable
CyberStep, Inc.	Sound production and talent management service to related party	¥—	¥3,214
Accounts Payable
CyberStep, Inc.	Outsourcing services provided by related party	16,312	—
Kazusa Aranami	Outsourcing services provided by related party	187	49
Loan Payable
CyberStep, Inc.	Loan provided by the Company’s principal shareholder for working capital	30,000	—

On March 28, 2024, the Company entered into a loan agreement with CyberStep, Inc., the Company’s principal shareholder, for ¥30,000 thousand with a maturity date of March 31, 2025, to obtain support for daily operations and working capital. The interest rate of the loan is 2.0% per annum.

		Yen in thousands
		For the six months ended March 31,
		2024	2023
Revenue
CyberStep, Inc.	Sound production and talent management income	¥3,047	¥10,858
Outsourcing Expenses
CyberStep, Inc.	Outsourcing services provided by related party	14,349	3,088
Kazusa Aranami	Outsourcing services provided by related party	1,054	-
Selling, General and Administrative Expenses
CyberStep, Inc.	Commission fee to related party	59	-
Interest expenses
CyberStep, Inc.	Interest expenses to related party	1	-

12. Consulting Agreement

On January 11, 2023, the Company entered into a Consulting and Services Agreement, as amended on September 14, 2023, with HeartCore. Pursuant to the agreement, the Company agreed to compensate HeartCore with cash consideration of US$500,000 for professional services to be provided by HeartCore in connection with the IPO.

13. Subsequent Events

The Company has evaluated subsequent events after the consolidated balance sheet date through September 17, 2024, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements, except those disclosed below.

Initial Public Offering

In July 2024, the Company completed its initial public offering of 1,250,000 Ordinary Shares at a public offering price of $4.30 USD per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, were ¥715,446 thousand.

On August 26, 2024, the Company issued 994,800 Ordinary Shares in consideration of the services provided in connection with the Company’s initial public offering in July 2024. After the share issuance, the total number of issued and outstanding Ordinary Shares of the Company increased to 13,429,800.

On August 29, 2024, the Company entered into a loan receivable agreement with CyberStep, Inc., one of the Company’s principal shareholders, for ¥200,000 thousand to provide working capital for the upcoming joint projects. The loan is unsecured, has an interest rate of 2% per annum, and matures on August 29, 2025.